Brookfield

2022

Q1 INTERIM REPORT

Brookfield Renewable Partners L.P.

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 21,000 megawatts ("MW") of capacity, annualized long-term average ("LTA") generation of approximately 60,400 gigawatt hours ("GWh"), and a development pipeline of approximately 69,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at March 31, 2022:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	137	2,905	11,981	2,543
Canada	19	33	1,361	5,178	1,261
	49	170	4,266	17,159	3,804
Colombia	11	15	2,921	15,726	3,703
Brazil(3)	27	44	946	4,924	—
	87	229	8,133	37,809	7,507
Wind
North America
United States(4)	—	26	2,529	7,738	—
Canada	—	4	483	1,437	—
	—	30	3,012	9,175	—
Europe	—	40	970	2,187	—
Brazil	—	19	457	1,950	—
Asia	—	16	982	2,299	—
	—	105	5,421	15,611	—
Solar - utility(5)	—	88	2,339	4,975	—
Distributed generation, storage & other
Distributed generation(6)	—	7,863	1,566	1,996	—
Storage & other(7)	2	11	3,425	—	5,220
	2	7,874	4,991	1,996	5,220
	89	8,296	20,884	60,391	12,727
(1)LTA is calculated based on our portfolio as at March 31, 2022, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes two hydroelectric facilities (36 MW) in Brazil that have been presented as Assets held for sale.
(4)Includes a battery storage facility in North America (10 MW).
(5)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale. Subsequent to the quarter, we completed the sale of these assets.
(6)Includes nine fuel cell facilities in North America (10 MW).
(7)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2022 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,407	3,474	2,175	2,925	11,981
Canada	1,235	1,489	1,236	1,218	5,178
	4,642	4,963	3,411	4,143	17,159
Colombia	3,593	3,936	3,802	4,395	15,726
Brazil(2)	1,215	1,228	1,241	1,240	4,924
	9,450	10,127	8,454	9,778	37,809
Wind
North America
United States	2,032	2,116	1,641	1,949	7,738
Canada	400	345	273	419	1,437
	2,432	2,461	1,914	2,368	9,175
Europe	662	480	423	622	2,187
Brazil	371	494	606	479	1,950
Asia	539	602	587	571	2,299
	4,004	4,037	3,530	4,040	15,611
Solar - utility(3)	1,050	1,390	1,508	1,027	4,975
Distributed generation	410	597	582	407	1,996
Total	14,914	16,151	14,074	15,252	60,391
(1)LTA is calculated based on our portfolio as at March 31, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two hydroelectric facilities (36 MW) in Brazil that have been presented as Assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale. Subsequent to the quarter, we completed the sale of these assets.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2022 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,227	2,361	1,469	1,952	8,009
Canada	1,010	1,210	980	959	4,159
	3,237	3,571	2,449	2,911	12,168
Colombia	865	948	916	1,058	3,787
Brazil(2)	988	998	1,009	1,009	4,004
	5,090	5,517	4,374	4,978	19,959
Wind
North America
United States	835	822	647	813	3,117
Canada	373	326	260	392	1,351
	1,208	1,148	907	1,205	4,468
Europe	277	210	173	251	911
Brazil	126	168	210	165	669
Asia	132	149	145	140	566
	1,743	1,675	1,435	1,761	6,614
Solar - utility(3)	397	632	669	369	2,067
Distributed generation	175	268	262	174	879
Total	7,405	8,092	6,740	7,282	29,519
(1)LTA is calculated based on our portfolio as at March 31, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two hydroelectric facilities (36 MW) in Brazil that have been presented as Assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale. Subsequent to the quarter, we completed the sale of these assets.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

Our business performed well in the quarter as we continue to execute on our strategy of acquiring assets for value, enhancing the cash flows through our operating capabilities, and leveraging our capabilities to drive decarbonization across the business.
Clean energy occupies a uniquely complementary position to the global goals of low-cost energy, net-zero emissions and energy security. The wind and the sun do not need to be imported and don’t rely on substantial transport infrastructure. These underappreciated benefits will become increasingly more relevant as energy security becomes a higher priority. This represents an additional tailwind to our businesses, and together with accelerating decarbonization trends, will continue to enhance the position of investors with capital, operating capabilities, and a development pipeline to accelerate the build-out of renewables in scale.
We are seeing this trend play out within our own portfolio. One recent example is at our German utility-scale solar developer. In February, Germany’s coalition government announced an acceleration of the country’s decarbonization targets to close to 100% green power by 2035, confirming a target of 200,000 megawatts of solar capacity, up from 60,000 megawatts previously. As a result, we have injected additional capital into the business and are accelerating our business plan, including doubling the expected megawatts achieving ready-to-build status in the first two years.
With a very substantial global development pipeline, which now stands at 69,000 megawatts, we expect to see several other opportunities to pull forward development and accelerate the deployment of capital at accretive returns throughout our portfolio.
Looking forward, with decarbonization and energy security firmly established as a priority of global leaders, we are focused on the continued build-out of renewables, and the increasing demand for other decarbonization solutions, including carbon capture, green hydrogen and other energy services solutions.
Highlights for the quarter include:
•We generated funds from operations (FFO) of $243 million or $0.38 per unit, an 18% increase on a normalized basis over the same period in 2021.
•We advanced key commercial priorities, securing contracts to deliver over 1,400 gigawatt hours of clean energy annually including 500 gigawatt hours to corporate offtakers.
•We continued to accelerate our development activities, executing on our 15,000-megawatt under-construction and advanced-stage pipeline and expanding our development pipeline to 69,000 megawatts, as well as plans to submit joint-bids with a European partner to build two 750-megawatt offshore wind projects in the upcoming Dutch subsidy-free tender process.
•We closed or agreed to invest over $1.6 billion (~$340 million net to Brookfield Renewable) of capital across multiple transaction and regions, including our first investment in carbon capture solutions.
•We are progressing on ~$560 million (~$90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns. We also continued to accelerate our financing activities, maintain our robust financial capacity with close to $4 billion of available liquidity, no material near-term maturities and limited floating rate exposure.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Update on Growth Initiatives
To date in 2022, we have invested or agreed to invest over $1.6 billion (~$340 million net to Brookfield Renewable) of capital across various investments, all of which should meet or exceed our target returns of 12-15%.
During the quarter, we closed the previously announced acquisition of both a U.S. and a German utility-scale solar development business that together have a 22,000-megawatt development pipeline in high-value markets. Since announcing these investments, we have seen strong inbound PPA demand from several high-quality buyers of clean energy, driving upside to our initial business plans.
We entered a new decarbonization asset class with our investment in a leading North American modular carbon capture solutions provider. Given the trillions of dollars required to decarbonize hard to abate industrial sectors over the coming decades, we see significant potential to grow our carbon capture footprint over time, and we believe we are well positioned to do so given our strong expertise in decarbonization and experience as an operating partner and capital provider to our global network of like-minded customers.
Our investment, through a convertible security, provides an attractive entry point into carbon capture solutions with a strong partner, a proven and cost-effective product and a sizeable development pipeline. We have committed funding of up to C$300 million for projects meeting pre-agreed return thresholds and have already begun funding the build-out of our first project. The structure of the investment provides strong downside protection, and the securities, which earn an annual coupon of 8%, are convertible into the common equity of the company at our option at any time. If 100% of our commitment is invested, which we expect given the escalating carbon price and proposed investment tax credit for carbon capture in Canada, upon conversion, we will own a majority of the common equity of the business.
Our distributed generation business continued to exceed expectations, as the trends of decentralized power generation and direct customer interaction accelerate. In fact, following the one-year anniversary of our most recent acquisition in the U.S., we are now originating several hundred megawatts of new projects annually, almost 10 times the volume prior to our ownership. Our global distributed generation operating assets have grown to over 1,500 megawatts and our development pipeline has increased to over 8,600 megawatts, including significant potential capacity to provide distributed generation solutions across Brookfield’s broader business. With our leading capabilities in North America, South America, Europe and Asia, and our ability to offer a global solution for our clients, we are well positioned to continue this strong execution.
In Asia, we agreed to acquire a 235 megawatt fully contracted wind portfolio consisting of 155 megawatts of operating and 80 megawatts of ready-to-build projects for $90 million from a large and reputable local developer that will tuck-in to our existing operations. The portfolio is part of a larger opportunity of almost 700 megawatts of operating and construction-ready projects that we have secured exclusivity on.
We made significant progress delivering our construction pipeline. We commissioned 536 megawatts of capacity and continued to advance our U.S. repowering program, including the 845-megawatt Shepherds Flat project, and our 1,200-megawatt Janauba solar development project in Brazil.
We finished the quarter with 15,000 megawatts of construction and advanced-stage projects. These projects are diversified across distributed and utility-scale solar, wind, storage, hydro and green hydrogen in 15 different countries, and in total, we expect them to contribute almost $150 million in additional annual FFO to our business once completed.
We are well protected in an inflationary environment
As central banks tighten monetary policy, markets are increasingly focused on the potential for sustained inflation in the future. We are fortunate that regardless of whether inflation is transitory or sustained, we expect our business to perform well. In fact, we see inflation as a tailwind for our operating assets given

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

that approximately 70% of our contracts are indexed to inflation and we have a largely fixed cost structure with relatively limited exposure to rising labour costs or increasing maintenance capital expenditures. Our input costs for the sun, wind and water remain unchanged at zero. This compares to an over 50% increase in energy input costs for most alternative electricity generation over the last twelve months. Together with our almost exclusively fixed rate debt structure means the compounding effect of inflating revenue streams should drive very meaningful operating leverage across our business.
Our 15,000 megawatts of under-construction and advanced-stage assets benefit from our focus on avoiding risk. We virtually always lock in the cost of our major components when we sign revenue contracts. As a result, we believe we have matched our costs and revenues and locked in a large share of our target return. And while global supply chain disruptions continue to impact our industry, our diversified pipeline and strong relationships with suppliers mean that we are well placed to manage these issues such that they are not material to our business.
These supply chain challenges have reduced the supply of new projects, as some developers will delay or walk away from their obligations. This creates a potential upside for our business, as demand for clean energy continues to grow, increasing the value of high-quality ready-to-build projects that can meet customers’ near-term needs. We are fortunate to have many such projects in our pipeline and are seeing significant demand for their future generation in the form of higher PPA prices.
We are confident that inflation and supply chain pressures will not drive a slowdown in the adoption of clean energy globally. Elevated and volatile global energy prices continue to reinforce wind and solar’s position as the cheapest form of bulk electricity production and demonstrate the benefit of generation that is not subject to variable input costs. Across our 69,000-megawatt pipeline, which is diversified across regions and technologies, we have seen a strong willingness from the largest buyers of clean energy to absorb higher prices as the benefits of decarbonization, energy security, and price stability far outweigh the small increases in costs they are facing. Furthermore, our scale and centralized procurement function help ensure that we are a priority client for suppliers and give us operational flexibility. We are well positioned to manage inflation or supply chain pressures going forward and remain a partner of choice with the ability to deliver new projects for those looking to decarbonize.
Operating Results
We generated FFO of $243 million or $0.38 per unit during the quarter, reflecting solid performance. Our operations benefited from strong asset availability, higher power prices, and recent acquisitions. On a normalized basis, our per unit results were up 18% year-over-year.
With an increasingly diversified portfolio of operating assets, limited concentration risk with counterparties, and a long-term contract profile, our cash flows are highly resilient. And while generation for the quarter was in-line with long-term average, strong generation in our lower priced markets and weaker performance in our higher priced markets translated to lower-than-expected FFO. This dynamic is already normalizing, and while we expect this variability from time-to-time, we also expect to benefit from offsetting positive periods in the future. Further, we are continuously diversifying the business, which increasingly mitigates exposure to any single resource, market, or counterparty, and our variability becomes less and less every year.
During the quarter, our hydroelectric segment delivered FFO of $164 million. Hydropower continues to enhance its status as the premier renewable technology due to its perpetual nature, grid-stabilizing capabilities, and dispatchability. Growing demand for carbon-free baseload generation, in an increasingly constructive pricing environment as more intermittent renewables are added to the grid, is supporting our ability to contract these assets on a long-term basis at attractive all-in prices with built-in inflation escalation. Further, the grid-stabilizing services and storage qualities embedded in large hydros are increasingly valuable in today’s market.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

And while our results benefitted from higher all-in market prices during the quarter, the impact was limited given we were largely contracted going into the year. However, throughout this year, we will have increasing amounts of hydro capacity across our fleet which will come available to benefit from these dynamics. Over the next five years, the ability to recontract almost 5,500 gigawatt hours of generation in North America should meaningfully add to our bottom line. Resetting this generation to market prices today would contribute approximately $120 million of incremental FFO, while creating incremental financing capacity, which would likely represent a highly accretive funding source for our growth.
Our wind and solar segments generated a combined $156 million of FFO. We continue to benefit from growth of these segments and the stable revenues they generate given the diversification of our fleet and highly contracted cash flows under long duration power purchase agreements.
Our distributed generation, storage & other segment generated $47 million of FFO. Our portfolio continues to grow while we assist commercial and industrial partners in achieving their decarbonization goals and provide critical grid stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.
Balance Sheet And Liquidity
Our financial position remains strong, with almost $4 billion of total available liquidity providing significant flexibility to fund growth.
We have continued to accelerate our financing activities, extending the term of our debt and locking in attractive interest rates. As a result, our balance sheet is in excellent shape, with an average debt duration across our portfolio of 13 years, no material near-term maturities, and less than 10% exposure to floating rate debt, almost all of which is in Brazil and Colombia where we have the benefit of full inflation escalation in our contracts.
We also continue to sell assets to drive value and fund growth. During the quarter, we signed an agreement to sell a small hydro portfolio in Brazil returning almost three times our capital over our 10-year hold period. We also met all conditions to close the sale of a number of our Mexican assets developed by our 50% owned global solar developer. This will generate ~$240 million of proceeds (~$30 million net to Brookfield Renewable) more than doubling our invested capital over our two-year hold period.
Environmental, Social and Governance (ESG)
Our business is driven by operational excellence, strong investment returns and our goals to make a positive difference for the environment, our people, and the communities in which we operate. To demonstrate our commitment, we are proud to announce in our third annual ESG report, which was published today alongside our inaugural TCFD report, our goal of achieving net zero across our existing renewables operations and to develop an additional 21,000 megawatts of new clean energy capacity, representing a doubling of our portfolio to 42,000 megawatts, by 2030.
Outlook
We continue to focus on growing our business and executing on our key operational priorities, including maintaining a robust balance sheet, maintaining access to diverse sources of capital, and surfacing value through enhanced cash flows from our existing portfolio. Through this we can drive decarbonization across a large and expanding opportunity set.
We believe that with our scale, track record and global capabilities, we are well situated to partner with governments and businesses to help them achieve their goals of achieving net-zero and energy security on a low-cost basis. We believe the prospects for the growth of our business are better than they have ever been.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

As always, we remain focused on delivering on our long-term total return targets. On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.
Sincerely,

Connor Teskey
Chief Executive Officer
May 6, 2022

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play clean energy assets that are supported by approximately 3,200 experienced operators. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 21,000 MW of installed capacity largely across four continents, a development pipeline of approximately 69,000 MW, and annualized long-term average generation on a proportionate basis of approximately 29,500 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their decarbonization goals.
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to dispatch power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and other ancillaries.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is approximately 7%, and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 13 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate and only 2% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at March 31, 2022 was approximately $3.8 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating and development expertise. Brookfield Renewable has approximately 3,200 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating, developing and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 69,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and Contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $5.1 billion in equity as we have invested in, acquired, or commissioned approximately 13,200 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have in the past pursued, and we may continue to pursue, development and acquisitions through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Management’s Discussion and Analysis
For the three months ended March 31, 2022
This Management’s Discussion and Analysis for the three months ended March 31, 2022 is provided as of May 6, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, PLN and MYR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Poland zloty and Malaysian ringgit respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2022 Highlights	13	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	32
Part 2 – Financial Performance Review on Consolidated Information	16	Consolidated statements of cash flows	33
		Shares and units outstanding	34
		Dividends and distributions	35
Part 3 – Additional Consolidated Financial Information	17	Contractual obligations	35
Summary consolidated statements of financial position	17	Supplemental guarantor financial information	35
Related party transactions	17	Off-statement of financial position arrangements	36
Equity	19
		Part 6 – Selected Quarterly Information	37
Part 4 – Financial Performance Review on Proportionate Information	21	Summary of historical quarterly results	37

Proportionate results for the three months ended March 31	21	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	38
Reconciliation of non-IFRS measures	26
Contract profile	29	Part 8 – Presentation to Stakeholders and Performance Measurement	40

Part 5 – Liquidity and Capital Resources	30	Part 9 – Cautionary Statements	44
Capitalization and available liquidity	30
Borrowings	31

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 1 – Q1 2022 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Selected financial information
Revenues	$1,136	$1,020
Net loss attributable to Unitholders	(78)	(133)
Basic and diluted net income (loss) per LP unit(1)	(0.16)	(0.24)
Proportionate Adjusted EBITDA(2)	499	489
Funds From Operations(2)	243	242
Funds From Operations per Unit(2)(3)	0.38	0.38
Distribution per LP unit	0.32	0.30

Operational information
Capacity (MW)	20,884	20,638
Total generation (GWh)
Long-term average generation	15,097	14,099
Actual generation	15,196	13,828

Proportionate generation (GWh)
Long-term average generation	7,414	7,602
Actual generation	7,425	7,375
Average revenue ($ per MWh)	86	82
(1)For the three months ended March 31, 2022, average LP units totaled 275.1 million (2021: 274.8 million).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three months ended March 31, 2022 were 645.8 million (2021: 645.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,802	$4,069
Debt to capitalization – Corporate	7%	8%
Debt to capitalization – Consolidated	32%	33%
Non-recourse borrowings – Consolidated	90%	90%
Fixed rate debt exposure on a proportionate basis(1)	98%	98%
Corporate borrowings
Average debt term to maturity	12 years	13 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	13 years	13 years
Average interest rate	4.5%	4.2%
(1)Total floating rate exposure is 8% (2021: 7%) of which 6% (2021: 5%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions..

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Operations
Funds From Operations of $243 million or $0.38 on a per Unit basis is consistent with prior year driven by:
•Contributions from strong asset availability and growth;
•Higher realized prices across most markets on the back of inflation escalation and higher global power prices;
•Higher margins due to cost reduction initiatives;
•Offset by lower generation in high price markets
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders for the three months ended March 31, 2022 was $78 million or $0.16 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships
•Secured contracts to deliver over 1,400 GWh of clean energy annually including 500 GWh to corporate offtakers
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with approximately $3.8 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Continued to accelerate our financing activities, extending the term of our debt and locking in attractive interest rates:
◦Secured over $900 million of investment grade non-recourse financings across our diverse portfolio during the quarter
◦Subsequent to the quarter, issued C$150 million of fixed-rate green perpetual Class A preferred limited partnership units that further reduced our corporate cost of capital
•So far this year, together with institutional partners, we are progressing on approximately $560 million (approximately $90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns, including an agreement to sell a small hydro portfolio in Brazil returning almost three times our capital over our 10-year hold period. We also met all conditions to close the sale of a number of our Mexican assets developed by our 50% owned global solar developer. This will generate approximately $240 million of proceeds (approximately $30 million net to Brookfield Renewable) more than doubling our invested capital over our two-year hold period.
Growth and Development
To date in 2022, together with our institutional partners, we closed or agreed to invest over $1.6 billion (approximately $340 million net to Brookfield Renewable) of capital across various investments, including:
•Completed the previously announced acquisitions of both a U.S. and a German utility-scale solar development business that together have a 22,000 MW development pipeline in high-value markets
•Committed funding of up to C$300 million into a leading North American carbon capture solutions provider. The investment, through a convertible security, provides an attractive entry point into carbon capture solutions with a strong partner
Subsequent to the quarter, together with our institutional partners, we entered into a joint venture with a European partner for the purpose of submitting joint-bids for two 750 MW offshore wind projects in an upcoming Dutch subsidy-free tender process. There can be no assurances that such bids will be successful.
Subsequent to the quarter, we also agreed to acquire a 235 megawatt fully contracted wind portfolio in Asia consisting of 155 MW of operating and 80 MW of ready to build projects for $90 million from a large and reputable local developer that will tuck-in to our existing operations. The portfolio is part of a larger opportunity of almost 700 MW of operating and construction-ready projects that we have secured exclusivity on.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

During the quarter, we continued to progress our development pipeline
•Commissioned 536 MW of development projects and continued to advance the construction of over 15,000 MW of hydroelectric, wind, pumped storage, distributed and utility-scale solar and green hydrogen development projects, including our U.S. repowering program, the 845 MW wind farm in Oregon, and our 1,200 MW solar facility in Brazil, that are expected to generate annualized Funds From Operations of approximately $157 million in aggregate once completed.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenues	$1,136	$1,020
Direct operating costs	(350)	(391)
Management service costs	(76)	(81)
Interest expense	(266)	(233)
Depreciation	(401)	(368)
Income tax (expense) recovery	(16)	17
Net income (loss)	$33	$(55)
	Average FX rates to USD
C$	1.27	1.27
	€0.89	0.83
R$	5.23	5.47
COP	3,914	3,553
Variance Analysis For The Three Months Ended March 31, 2022
Revenues totaling $1,136 million represents an increase of $116 million over the same period in the prior year due to the growth of our business and higher realized pricing. Recently acquired and commissioned facilities contributed 1,038 GWh of generation and $90 million to revenue which was partly offset by recently completed asset sales that reduced generation by 426 GWh and revenue by $42 million. On a same store basis, revenue increased by $90 million as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices, partly offset by lower generation in high price markets.
The strengthening of the U.S. dollar relative to the same period in the prior year, primarily against the Euro and Colombian peso, decreased revenues by $22 million, which was partially offset by $19 million million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $350 million represents a decrease of $41 million over the same period as the benefit from cost saving initiatives across our business, recently completed asset sales and the impact from the Texas winter storm in the prior year was partly offset by additional costs from our recently acquired and commissioned facilities.
Management service costs totaling $76 million is generally in-line with the same period in the prior year.
Interest expense totaling $266 million represents an increase of $33 million over the same period in the prior year due to growth in our portfolio and a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $401 million represents an increase of $33 million over the same period in the prior year due to the growth of our business.
Net income was $33 million versus a net loss of $55 million in same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2022	December 31, 2021
Assets held for sale	$155	$58
Current assets	2,922	2,861
Equity-accounted investments	1,145	1,107
Property, plant and equipment, at fair value	51,167	49,432
Total assets	58,381	55,867
Liabilities directly associated with assets held for sale	6	6
Corporate borrowings	2,292	2,149
Non-recourse borrowings	19,908	19,380
Deferred income tax liabilities	6,480	6,215
Total liabilities and equity	58,381	55,867
	Spot FX rates to USD
C$	1.25	1.26
	€0.90	0.88
R$	4.74	5.58
COP	3,748	3,981
Assets held for sale
Assets held for sale totaled $155 million as at March 31, 2022 compared to $58 million as at December 31, 2021. The increase is entirely attributable to the classification of a 36 MW hydroelectric portfolio in the Brazil as assets held for sale.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
Property, plant and equipment
Property, plant and equipment totaled $51.2 billion as at March 31, 2022 compared to $49.4 billion as at December 31, 2021. The $1.7 billion increase was primarily attributable to our acquisitions during the quarter, including the acquisition of a 20 GW portfolio of utility solar and energy storage development platform in the United States, and our continued investments in the development of power generating assets which increased property, plant and equipment by $1.1 billion. The weakening of the U.S. dollar across most of the currencies increased property, plant and equipment by $1.1 billion. The increase was partly offset by depreciation expense associated with property, plant and equipment of $0.4 billion and during the quarter, we transferred $0.1 billion of property, plant and equipment to asset held for sale relating to a 36 MW operating hydroelectric portfolio in Brazil.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable base interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $150 million funds placed on deposit with Brookfield Renewable as at March 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three months ended March 31, 2022, totaled less than $1 million (2021: $1 million).
During the quarter, Brookfield Global Transition Fund (“BGTF”), indirectly through a subsidiary consolidated by Brookfield Renewable, borrowed in the normal course $799 million from the BGTF subscription credit facility to fund growth. The draws are expected to be fully repaid subsequent to capital contributions from Brookfield Renewable and its institutional partners in BGTF. As at March 31, 2022, the balance is classified as Due to related parties on the consolidated statements of financial position. Brookfield Renewable is expected to hold an approximately 20% economic interest in BGTF alongside institutional investors.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2021 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues
Power purchase and revenue agreements	$13	$61
Direct operating costs
Energy purchases	$—	$(2)
Energy marketing fee and other services	(3)	(2)
Insurance services(1)	—	(6)
	$(3)	$(10)
Interest expense
Borrowings	$—	$(1)
Contract balance accretion	(6)	(5)
	$(6)	$(6)
Other related party services	$(1)	$(1)
Management service costs	$(76)	$(81)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million were declared during the three months ended March 31 (2021: $20 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the quarter in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $7 million (2021: nil) on the perpetual subordinated notes during the three months ended March 31, 2022. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, as at March 31, 2022 is $592 million (2021: $592 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during the quarter in connection with the normal course issuer bid.
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2022, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three months ended March 31, 2022, Brookfield Renewable issued 68,865 LP units (2021: 41,810 LP units) under the distribution reinvestment plan at a total value of $3 million (2021: $2 million).
During the three months ended March 31, 2022, holders of BEPC exchangeable shares exchanged 3,341 BEPC exchangeable shares (2021: 3,609 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three months ended March 31, 2022 and 2021.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(2)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	3,144	3,128	3,237	3,233	$216	$205	$129	$141	$84	$104
Brazil	1,081	1,152	988	988	48	52	53	48	45	39
Colombia	972	833	865	806	73	55	53	35	35	27
	5,197	5,113	5,090	5,027	337	312	235	224	164	170
Wind
North America	1,147	1,107	1,193	1,435	86	122	60	81	44	62
Europe	244	371	277	380	51	43	46	67	41	60
Brazil	101	126	126	126	6	7	4	4	3	2
Asia	134	112	133	100	9	7	7	6	4	4
	1,626	1,716	1,729	2,041	152	179	117	158	92	128
Solar	354	327	423	364	81	77	90	59	64	30
Distributed generation, storage & other(1)	248	219	172	170	79	70	60	46	47	33
Corporate	—	—	—	—	—	—	(3)	2	(124)	(119)
Total	7,425	7,375	7,414	7,602	$649	$638	$499	$489	$243	$242
(1)Actual generation includes 105 GWh (2021: 72 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$337	$312
Other income	19	$13
Direct operating costs	(121)	(101)
Adjusted EBITDA(1)	235	224
Interest expense	(59)	(49)
Current income taxes	(12)	(5)
Funds From Operations	$164	$170

Generation (GWh) – LTA	5,090	5,027
Generation (GWh) – actual	5,197	5,113
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for Hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	2,053	1,982	$73	$65	$77	$78	$55	$55
Canada	1,091	1,146	61	67	52	63	29	49
	3,144	3,128	69	66	129	141	84	104
Brazil	1,081	1,152	44	45	53	48	45	39
Colombia(1)	972	833	75	62	53	35	35	27
Total	5,197	5,113	$65	$61	$235	$224	$164	$170
(1)Average revenue per MWh was adjusted to net the impact of power purchases.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $84 million versus $104 million in the prior year as the benefit from strong asset availability, inflation indexation, high power prices and favorable generation was more than offset by the impact of unfavorable generation mix (strong generation in low value markets offset by weak generation in high value markets).
Brazil
Funds From Operations at our Brazilian business were $45 million versus $39 million in the prior year as the benefit from inflation indexation, recontracting initiatives and a positive ruling to recover historical profits on certain of our facilities under service concession arrangements was partly offset by generation that was 6% below prior year but 9% above long-term average.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Colombia
Funds From Operations at our Colombian business were $35 million versus $27 million in the prior year. On a local currency basis, Funds from operation were 43% higher than the prior year due to the acquisition of additional 149 MW of capacity, higher generation that was 12% above long-term average and 17% above prior year, as well as higher average revenue per MWh due to inflation indexation, recontracting initiatives and higher market prices realized on our uncontracted generation. The increase was partly offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$152	$179
Other income	4	43
Direct operating costs	(39)	(64)
Adjusted EBITDA(1)	117	158
Interest expense	(24)	(29)
Current income taxes	(1)	(1)
Funds From Operations	$92	$128

Generation (GWh) – LTA	1,729	2,041
Generation (GWh) – actual	1,626	1,716
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for Wind operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(3)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States(1)	773	775	$66	$74	$29	$55	$19	$42
Canada	374	332	94	93	31	26	25	20
	1,147	1,107	75	80	60	81	44	62
Europe(2)	244	371	152	123	46	67	41	60
Brazil	101	126	59	56	4	4	3	2
Asia	134	112	67	63	7	6	4	4
Total	1,626	1,716	$85	$86	$117	$158	$92	$128
(1)Average revenue per MWh adjusted to include the impact of the Texas weather event in February 2021 was $117 per MWh.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $44 million versus $62 million in the prior year as the benefit from growth, net of asset sales, and higher resource compared to prior year was more than offset by lower average revenue per MWh due to generation mix and higher market prices realized on generation from our wind assets in Texas during the winter storm that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Europe
Funds From Operations at our European business were $41 million versus $60 million in the prior year primarily due to a $37 million gain on sale of certain development assets in Scotland that benefited the prior year. On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain, partly offset by lower resource.
Brazil
Funds From Operations at our Brazilian business were $3 million versus $2 million in the prior year primarily due to higher average revenue per MWh that benefited from inflation indexation of our contracts partly offset by lower resource.
Asia
Funds From Operations at our Asian business of $4 million were consistent with the prior year as the growth from the acquisition of 312 MW of wind assets ($1 million and 33 GWh) was offset by lower same store generation as the prior year benefited from generation that was 12% above long-term average.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$81	$77
Other income	36	6
Direct operating costs	(27)	(24)
Adjusted EBITDA(1)	90	59
Interest expense	(26)	(29)
Funds From Operations	$64	$30

Generation (GWh) – LTA	423	364
Generation (GWh) – actual	354	327
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Solar business were $64 million versus $30 million in the prior year primarily due to the contribution from newly commissioned facilities and a gain on sale of a solar development project in North America ($12 million and 52 GWh). On a same store basis, Funds From Operations were higher than prior year due primarily to higher market prices in Spain.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

DISTRIBUTED GENERATION, STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed generation, storage & other business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$79	$70
Other income	14	3
Direct operating costs	(33)	(27)
Adjusted EBITDA(1)	60	46
Interest expense	(11)	(13)
Other	(2)	—
Funds From Operations	$47	$33

Generation (GWh) – LTA	172	170
Generation (GWh) – actual(2)	248	219
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 105 GWh (2021: 72 GWh) from facilities that do not have a corresponding long-term average. See PART 8 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our Distributed generation, storage and other business was $47 million versus $33 million in the prior year due to the benefit of growth of our distributed generation portfolio and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher, and more volatile power prices.
CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Other income	$5	$9
Direct operating costs	(8)	(7)
Adjusted EBITDA(1)	(3)	2
Management service costs	(76)	(81)
Interest expense	(20)	(19)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(25)	(21)
Funds From Operations	$(124)	$(119)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(61)	$22	$121	$(38)	$26	$(6)	$4	$8	$41	$(84)	$33
Add back or deduct the following:
Depreciation	106	22	29	100	22	11	15	66	30	—	401
Deferred income tax expense (recovery)	(21)	—	15	(2)	13	2	(2)	(11)	(3)	(17)	(26)
Foreign exchange and financial instrument loss (gain)	80	(1)	(19)	(5)	—	1	—	7	(7)	(19)	37
Other(1)	5	3	—	13	6	4	—	21	7	17	76
Management service costs	—	—	—	—	—	—	—	—	—	76	76
Interest expense	72	10	42	39	4	6	13	40	16	24	266
Current income tax expense (recovery)	1	4	32	—	1	1	2	1	—	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(53)	(7)	(167)	(47)	(26)	(15)	(25)	(42)	(24)	—	(406)
Adjusted EBITDA	$129	$53	$53	$60	$46	$4	$7	$90	$60	$(3)	$499
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$16	$27	$90	$(80)	$24	$(4)	$1	$(23)	$15	$(121)	$(55)
Add back or deduct the following:
Depreciation	91	17	27	93	36	10	9	66	19	—	368
Deferred income tax expense (recovery)	(11)	—	10	(6)	—	—	2	1	(3)	(26)	(33)
Foreign exchange and financial instrument loss (gain)	17	1	(14)	8	(12)	4	—	(18)	(7)	(27)	(48)
Other(1)	11	—	1	36	32	3	—	28	8	73	192
Management service costs	—	—	—	—	—	—	—	—	—	81	81
Interest expense	63	8	26	37	8	5	8	45	11	22	233
Current income tax expense (recovery)	1	3	7	—	1	1	2	—	1	—	16
Amount attributable to equity accounted investments and non-controlling interests(2)	(47)	(8)	(112)	(7)	(22)	(15)	(16)	(40)	2	—	(265)
Adjusted EBITDA	$141	$48	$35	$81	$67	$4	$6	$59	$46	$2	$489
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2022	2021
Net income (loss)	$33	$(55)
Add back or deduct the following:
Depreciation	401	368
Deferred income tax (recovery) expense	(26)	(33)
Foreign exchange and financial instruments loss (gain)	37	(48)
Other(1)	76	192
Amount attributable to equity accounted investments and non-controlling interest(2)	(278)	(182)
Funds From Operations	$243	$242
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	Three months ended March 31
	2022	2021
Basic income (loss) per LP unit(1)	$(0.16)	$(0.24)
Depreciation	0.38	0.37
Foreign exchange and financial instruments loss	0.04	—
Deferred income tax (recovery) expense	(0.05)	(0.05)
Other	0.17	0.30
Funds From Operations per Unit(2)	$0.38	$0.38
(1)During the three months ended March 31, 2022, on average there were 275.1 million LP units outstanding (2021: 274.8 million).
(2)Average units outstanding, for the three months ended March 31, 2022, were 645.8 million (2021: 645.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 91% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	5,044	6,575	5,391	5,194	4,706
Canada	2,746	3,541	3,528	3,528	3,528
	7,790	10,116	8,919	8,722	8,234
Wind
North America
United States	2,118	2,896	2,332	2,332	2,278
Canada	979	1,352	1,352	1,352	1,264
	3,097	4,248	3,684	3,684	3,542
Brazil	457	589	589	589	589
Europe	637	904	904	904	904
Asia	365	468	445	445	468
	4,556	6,209	5,622	5,622	5,503
Solar - Utility	1,538	1,981	1,977	1,972	1,968
Distributed generation, storage & other	679	848	836	831	822
Contracted on a proportionate basis	14,563	19,154	17,354	17,147	16,527
Uncontracted on a proportionate basis	1,617	2,576	4,376	4,583	5,203
Long-term average on a proportionate basis	16,180	21,730	21,730	21,730	21,730
Non-controlling interests	13,523	18,098	18,098	18,098	18,098
Total long-term average	29,703	39,828	39,828	39,828	39,828
Contracted generation as a % of total generation on a proportionate basis	90%	88%	80%	79%	76%
Price per MWh – total generation on a proportionate basis	$85	$86	$92	$92	$94
(1)Includes generation of 1,324 GWh for 2022, 1,413 GWh for 2023, and 207 GWh for 2024, 35 GWh for 2025, and 102 GWh for 2026 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 14 years in Europe, 10 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (42%), distribution companies (20%), commercial & industrial users (23%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Commercial paper(1)	120	—	120	—
Debt
Medium term notes(2)	2,179	2,156	2,179	2,156
Non-recourse borrowings(3)	—	—	19,885	19,352
	2,179	2,156	22,064	21,508
Deferred income tax liabilities, net(4)	—	—	6,244	6,018
Equity
Non-controlling interest	—	—	12,708	12,303
Preferred equity	619	613	619	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity(5)(6)	761	832	761	832
Unitholders' equity	9,707	9,607	9,707	9,607
Total capitalization	$13,858	$13,800	$52,695	$51,473
Debt-to-total capitalization(1)	16%	16%	42%	42%
Debt-to-total capitalization (market value)(7)	7%	8%	32%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $37 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $128 million (2021: $132 million) of deferred financing fees and $151 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at March 31, 2022 is adjusted to reflect the issuance of C$150 million Series 18 Preferred Units that was completed on April 7, 2022 and the redemption of C$250 million Series 11 Preferred Units that was effective on April 30, 2022.
(6)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was effective on January 31, 2021.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	March 31, 2022	December 31, 2021
Brookfield Renewable's share of cash and cash equivalents	$395	$540
Investments in marketable securities	165	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(6)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(288)	(289)
Available portion of corporate credit facilities	2,481	2,462
Available portion of subsidiary credit facilities on a proportionate basis	761	916
Available liquidity	$3,802	$4,069
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	12	$2,179	3.9	13	$2,156
Credit facilities	N/A	4	—	N/A	5	—
Commercial paper	0.8	<1	120	N/A	N/A	—
Proportionate non-recourse borrowings(1)
Hydroelectric	5.3	14	5,015	4.9	12	4,913
Wind	4.0	9	2,368	3.9	9	2,371
Solar	3.6	13	2,753	3.3	13	2,736
Distributed generation, storage & other	3.7	10	1,000	3.6	11	996
	4.5	13	11,136	4.2	13	11,016
			13,435			13,172
Proportionate unamortized financing fees, net of unamortized premiums			(34)			(28)
			13,401			13,144
Equity-accounted borrowings			(372)			(351)
Non-controlling interests			9,171			8,736
As per IFRS Statements			$22,200			$21,529
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2022:

(MILLIONS)	Balance of 2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$320	$—	$1,859	$2,179

Non-recourse borrowings
Credit facilities	2	—	18	—	28	—	48
Hydroelectric	37	418	79	354	297	2,268	3,453
Wind	—	135	—	—	84	422	641
Solar	18	135	29	5	39	384	610
Distributed generation, storage & other	—	52	4	152	—	236	444
	57	740	130	511	448	3,310	5,196
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	85	112	116	112	158	962	1,545
Wind	137	185	171	165	156	902	1,716
Solar	195	159	141	139	138	1,357	2,129
Distributed generation, storage & other	54	146	42	32	28	248	550
	471	602	470	448	480	3,469	5,940
Total	$528	$1,342	$600	$1,279	$928	$8,638	$13,315
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights— Growth and Development”.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$458	$289
Changes in due to or from related parties	23	18
Net change in working capital balances	(178)	44
	303	351
Financing activities	910	1,375
Investing activities	(1,243)	(1,765)
Foreign exchange gain (loss) on cash	(1)	(11)
(Decrease) Increase in cash and cash equivalents	$(31)	$(50)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2022 totaled $458 million compared to $289 million in 2021, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2022	2021
Trade receivables and other current assets	$(103)	$(92)
Accounts payable and accrued liabilities	(83)	43
Other assets and liabilities	8	93
	$(178)	$44
Financing Activities
Cash flows provided by financing activities totaled $910 million for the three months ended March 31, 2022. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,279 million of net proceeds from corporate and non-recourse upfinancings.
Distributions paid during the three months ended March 31, 2022 to Unitholders were $230 million (2021: $216 million). We increased our distributions to $1.28 per LP unit in 2022 on an annualized basis (2021: $1.22), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid during the three months ended March 31, 2022, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $191 million (2021: $139 million). Our non-controlling interest contributed capital of $106 million in the three months ended March 31, 2022 (2021: $814 million).
Cash flows used in financing activities totaled $1,375 million for the three months ended March 31, 2021. Our disciplined and investment grade approach to financing our increased investment activity as discussed below allowed us to raise $683 million of up-financing proceeds from non-recourse borrowings.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Investing Activities
Cash flows used in investing activities totaled $1,243 million for the three months ended March 31, 2022. During the quarter, we invested $780 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a 1.7 GW portfolio of utility-scale solar developments assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $452 million.
Cash flows used in investing activities totaled $1,765 million for the three months ended March 31, 2021. We invested $1,472 million into growth, including an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar developments projects in Brazil, of which 357 MW reached commercial operations in the third quarter of 2021, the purchase of two 20 MW hydroelectric assets in Colombia and the continuing initiative to repower existing wind power projects, was $289 million.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2022	December 31, 2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	44,885,496	52,885,496
Redemption of preferred LP Units	(2,885,496)	(8,000,000)
Balance, end of period	42,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,227,065	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	68,865	230,304
Exchanged for BEPC exchangeable shares	3,341	16,071
Balance, end of period	275,156,471	275,084,265
Total LP units on a fully-exchanged basis(3)	641,871,475	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding. Subsequent to the quarter, we issued 6,000,000 Series 18 Preferred Units and announced our intent to redeem all outstanding Series 11 Preferred Units.
(3)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid,for the three months ended March 31,:

	Three months ended March 31
	Declared		Paid
(MILLIONS)	2022	2021	2022	2021
Class A Preference Shares	$7	$7	$7	$7
Perpetual Subordinated Notes	7	—	4	—
Class A Preferred LP units	11	14	11	14
Participating non-controlling interests – in operating subsidiaries	169	118	169	118
GP interest and incentive distributions	25	21	24	21
Redeemable/Exchangeable partnership units	63	59	62	59
BEPC Exchangeable shares	55	52	55	52
LP units	91	84	89	84
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	60	98
Net income	51	105
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2022 were $1,136 million (2021: $1,020 million).

(MILLIONS)	March 31, 2022	December 31, 2021
Current assets(1)	$1,111	$1,145
Total assets(2)(3)	2,663	2,688
Current liabilities(4)	7,969	7,710
Total liabilities(5)	7,969	7,710
(1)Amount due from non-guarantor subsidiaries was $1,094 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at March 31, 2022 and December 31, 2021 were $58,381 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,565 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $7,428 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $7,428 million (2021: $7,463 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2022, letters of credit issued amounted to $1,088 million (2021: $1,048 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	15,097	14,946	13,776	16,092	14,099	14,333	13,446	15,527
Total Generation (GWh) – actual	15,196	14,585	13,533	14,683	13,828	13,247	12,007	13,264
Proportionate Generation (GWh) – LTA	7,414	7,197	6,697	8,356	7,602	7,354	6,618	7,309
Proportionate Generation (GWh) – actual	7,425	6,637	6,125	7,013	7,375	6,583	5,753	6,552
Revenues	$1,136	$1,091	$966	$1,019	$1,020	$952	$867	$942
Net income (loss) to Unitholders	(78)	(57)	(115)	(63)	(133)	(120)	(162)	(42)
Basic and diluted income (loss) per LP unit	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)
Funds From Operations	243	214	210	268	242	201	157	232
Funds From Operations per Unit	0.38	0.33	0.33	0.42	0.38	0.31	0.25	0.40
Distribution per LP Unit	0.32	0.30	0.30	0.30	0.30	0.29	0.29	0.29

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, committed to invest C$300 million (approximately $236 million and $47 million net to Brookfield Renewable) into a North American leader of carbon capture and storage solution through a convertible security.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the subscription of additional shares in Polenergia for PLN 515 million ($122 million and $10 million net to Brookfield Renewable) which increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable)

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE, the hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities, Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed generation, storage & other, and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or changes in government policy;

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	14	$734	$764
Restricted cash	15	275	261
Trade receivables and other current assets	16	1,633	1,683
Financial instrument assets	4	50	60
Due from related parties	19	75	35
Assets held for sale	3	155	58
		2,922	2,861
Financial instrument assets	4	264	262
Equity-accounted investments	13	1,145	1,107
Property, plant and equipment, at fair value	7	51,167	49,432
Intangible assets		220	218
Goodwill	2	1,266	966
Deferred income tax assets	6	236	197
Other long-term assets		1,161	824
Total Assets		$58,381	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$723	$779
Financial instrument liabilities	4	473	400
Due to related parties	19	1,137	164
Corporate borrowings	8	120	—
Non-recourse borrowings	8	2,562	1,818
Provisions		33	55
Liabilities directly associated with assets held for sale	3	6	6
		5,054	3,222
Financial instrument liabilities	4	599	565
Corporate borrowings	8	2,172	2,149
Non-recourse borrowings	8	17,346	17,562
Deferred income tax liabilities	6	6,480	6,215
Provisions		809	718
Other long-term liabilities		1,463	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	12,708	12,303
General partnership interest in a holding subsidiary held by Brookfield	9	60	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,923	2,894
BEPC exchangeable shares	9	2,588	2,562
Preferred equity	9	619	613
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	832	881
Limited partners' equity	11	4,136	4,092
Total Equity		24,458	23,996
Total Liabilities and Equity		$58,381	$55,867
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended March 31
	Notes	2022	2021
Revenues	19	$1,136	$1,020
Other income		71	27
Direct operating costs(1)		(350)	(391)
Management service costs	19	(76)	(81)
Interest expense	8	(266)	(233)
Share of earnings from equity-accounted investments	13	19	5
Foreign exchange and financial instruments (loss) gain	4	(37)	48
Depreciation	7	(401)	(368)
Other		(47)	(99)
Income tax (expense) recovery
Current	6	(42)	(16)
Deferred	6	26	33
		(16)	17
Net income (loss)		$33	$(55)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$86	$57
General partnership interest in a holding subsidiary held by Brookfield	9	24	20
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(31)	(46)
BEPC exchangeable shares	9	(27)	(41)
Preferred equity	9	7	7
Perpetual subordinated notes	9	7	—
Preferred limited partners' equity	10	11	14
Limited partners' equity	11	(44)	(66)
		$33	$(55)
Basic and diluted loss per LP unit		$(0.16)	$(0.24)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2022	2021
Net income (loss)		$33	$(55)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(2)	(272)
Actuarial loss on defined benefit plans		5	14
Deferred tax expense (recovery) on above item		(4)	45
Unrealized (loss) gain on investments in equity securities	4	(5)	2
Equity-accounted investments	13	—	(2)
Total items that will not be reclassified to net income		(6)	(213)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		784	(671)
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	(33)	92
Gain (loss) on foreign exchange swaps net investment hedge	4	(45)	28
Reclassification adjustments for amounts recognized in net income (loss)	4	56	(52)
Deferred income taxes on above items		(16)	(12)
Equity-accounted investments	13	22	(3)
Total items that may be reclassified subsequently to net income (loss)		768	(618)
Other comprehensive income (loss)		762	(831)
Comprehensive income (loss)		$795	$(886)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$458	$(415)
General partnership interest in a holding subsidiary held by Brookfield	9	26	18
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	85	(157)
BEPC exchangeable shares	9	75	(139)
Preferred equity	9	13	15
Perpetual subordinated notes	9	7	—
Preferred limited partners' equity	10	11	14
Limited partners' equity	11	120	(222)
		$795	$(886)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(44)	—	—	—	—	—	(44)	11	7	7	(27)	86	24	(31)	33
Other comprehensive income (loss)	—	152	(1)	1	14	(2)	164	—	6	—	102	372	2	116	762
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	106	—	—	106
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(49)	—	—	—	—	—	—	(49)
Distributions or dividends declared	(91)	—	—	—	—	—	(91)	(11)	(7)	(7)	(55)	(169)	(25)	(63)	(428)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	7	—	5	—	—	—	12	—	—	—	6	10	—	7	35
Change in period	(125)	152	4	1	14	(2)	44	(49)	6	—	26	405	1	29	462
Balance, as at March 31, 2022	$(1,641)	$(690)	$6,498	$1	$(34)	$2	$4,136	$832	$619	$592	$2,588	$12,708	$60	$2,923	$24,458

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	21,767
Net income (loss)	(66)	—	—	—	—	—	(66)	14	7	—	(41)	57	20	(46)	(55)
Other comprehensive income (loss)	—	(110)	(57)	2	8	1	(156)	—	8	—	(98)	(472)	(2)	(111)	(831)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	814	—	—	814
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(7)	—	(52)	(118)	(21)	(59)	(355)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(61)	(4)	8	—	—	1	(56)	—	—	—	(33)	223	(3)	(39)	92
Change in period	(209)	(114)	(49)	2	8	2	(360)	—	8	—	(224)	504	(6)	(255)	(333)
Balance, as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$—	$2,184	$11,604	$50	$2,466	$21,434
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2022	2021
Operating activities
Net income (loss)		$33	$(55)
Adjustments for the following non-cash items:
Depreciation	7	401	368
Unrealized foreign exchange and financial instruments losses	4	50	(27)
Share of earnings from equity-accounted investments	13	(19)	(5)
Deferred income tax recovery	6	(26)	(33)
Other non-cash items		—	14
Dividends received from equity-accounted investments	13	19	27
		458	289
Changes in due to or from related parties		23	18
Net change in working capital balances		(178)	44
		303	351
Financing activities
Commercial paper, net	8	120	(3)
Proceeds from non-recourse borrowings	8,19	1,113	1,037
Repayment of non-recourse borrowings	8,19	(894)	(354)
Repayment of lease liabilities		(5)	(9)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	106	814
Redemption and repurchase of equity instruments	10	(49)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(191)	(139)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(230)	(216)
Borrowings from related party		940	410
Repayments to related party		—	(165)
		910	1,375
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	(780)	(1,428)
Investment in property, plant and equipment	7	(452)	(289)
Investment in equity-accounted investments		(20)	(44)
Proceeds from financial assets	4	59	46
Restricted cash and other		(50)	(50)
		(1,243)	(1,765)
Foreign exchange gain (loss) on cash		(1)	(11)
Cash and cash equivalents
(Decrease) Increase		(31)	(50)
Net change in cash classified within assets held for sale		1	(23)
Balance, beginning of period		764	431
Balance, end of period		$734	$358
Supplemental cash flow information:
Interest paid		$237	$205
Interest received		$6	$12
Income taxes paid		$12	$11
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 6, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, PLN, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Poland zloty, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Europe Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of €2 million ($2 million) were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million, excluding non-controlling interest of $6 million. The total transaction costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The preliminary purchase price allocations, at fair value, as at March 31, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Solar Portfolio	U.S. Solar Portfolio	Total
Cash and cash equivalents	$2	$3	$22	$27
Restricted cash	—	—	6	6
Trade receivables and other current assets	2	30	48	80
Property, plant and equipment	21	1	691	713
Other non-current assets	1	—	89	90
Current liabilities	(1)	(5)	(32)	(38)
Financial instruments	—	—	(24)	(24)
Non-recourse borrowings	(6)	—	(47)	(53)
Deferred income tax liabilities	—	(7)	(61)	(68)
Other long-term liabilities	—	—	(43)	(43)
Non-controlling interests	$(6)	$—	$—	$(6)
Fair value of net assets acquired	19	22	649	690
Goodwill	18	68	178	264
Purchase price	$37	$90	$827	$954
Oregon Wind Portfolio
In the first quarter of 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”). During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.

3. ASSETS HELD FOR SALE
As at March 31, 2022, assets held for sale within Brookfield Renewable's operating segments include solar and hydroelectric facilities in Asia and Brazil, respectively.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	$8	$9
Restricted cash	1	1
Trade receivables and other current assets	1	—
Property, plant and equipment	145	48
Assets held for sale	$155	$58
Liabilities
Long-term debt	3	3
Other long-term liabilities	3	3
Liabilities directly associated with assets held for sale	$6	$6

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2021 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$734	$—	$—	$734	$764
Restricted cash(1)	336	—	—	336	312
Financial instrument assets(1)
Energy derivative contracts	—	35	4	39	55
Interest rate swaps	—	136	—	136	40
Foreign exchange swaps	—	1	—	1	32
Investments in debt and equity securities	—	44	94	138	195
Property, plant and equipment	—	—	51,167	51,167	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(309)	(121)	(430)	(226)
Interest rate swaps	—	(142)	—	(142)	(228)
Foreign exchange swaps	—	(82)	—	(82)	(56)
Tax equity	—	—	(418)	(418)	(455)
Contingent consideration(1)(2)	—	—	(144)	(144)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,135)	(120)	—	(2,255)	(2,334)
Non-recourse borrowing(1)	(2,285)	(17,810)	—	(20,095)	(20,435)
Total	$(3,350)	$(18,247)	$50,582	$28,985	$27,093
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2021 and 2022 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the three months ended March 31, 2022.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$39	$430	$(391)	$(171)
Interest rate swaps	136	142	(6)	(188)
Foreign exchange swaps	1	82	(81)	(24)
Investments in debt and equity securities	138	—	138	195
Tax equity	—	418	(418)	(455)
Total	314	1,072	(758)	(643)
Less: current portion	50	473	(423)	(340)
Long-term portion	$264	$599	$(335)	$(303)
(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$(116)	$(41)
Interest rate swaps	50	53
Foreign exchange swaps	8	59
Tax equity	30	14
Foreign exchange gain (loss)	(9)	(37)
	$(37)	$48

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$(149)	$40
Interest rate swaps	127	47
Foreign exchange swaps	(11)	5
	(33)	92
Foreign exchange swaps – net investment	(45)	28
Investments in debt and equity securities	(5)	2
	$(83)	$122
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Energy derivative contracts	$53	$(55)
Interest rate swaps	3	3
	$56	$(52)
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed generation ("DG"), storage & other (pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$216	$48	$73	$86	$51	$6	$9	$81	$79	$—	$649	$(49)	$536	$1,136
Other income	1	18	—	—	4	—	—	36	14	5	78	(12)	5	71
Direct operating costs	(88)	(13)	(20)	(26)	(9)	(2)	(2)	(27)	(33)	(8)	(228)	21	(143)	(350)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	40	2	42
	129	53	53	60	46	4	7	90	60	(3)	499	—	400
Management service costs	—	—	—	—	—	—	—	—	—	(76)	(76)	—	—	(76)
Interest expense	(44)	(5)	(10)	(16)	(4)	(1)	(3)	(26)	(11)	(20)	(140)	6	(132)	(266)
Current income taxes	(1)	(3)	(8)	—	(1)	—	—	—	(2)	—	(15)	3	(30)	(42)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(9)	(2)	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(236)	(236)
Funds From Operations	84	45	35	44	41	3	4	64	47	(124)	243	—	—
Depreciation											(246)	9	(164)	(401)
Foreign exchange and financial instrument gain (loss)											(24)	1	(14)	(37)
Deferred income tax expense											30	—	(4)	26
Other											(81)	2	32	(47)
Share of earnings from equity-accounted investments											—	(12)	—	(12)
Net income attributable to non-controlling interests											—	—	150	150
Net income (loss) attributable to Unitholders(2)											$(78)	$—	$—	$(78)
(1)Share of loss from equity-accounted investments of $19 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $86 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$205	$52	$55	$122	$43	$7	$7	$77	$70	$—	$638	$(39)	$421	$1,020
Other income	5	8	—	1	42	—	—	6	3	9	74	(2)	(45)	27
Direct operating costs	(69)	(12)	(20)	(42)	(18)	(3)	(1)	(24)	(27)	(7)	(223)	21	(189)	(391)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	20	10	30
	141	48	35	81	67	4	6	59	46	2	489	—	197
Management service costs	—	—	—	—	—	—	—	—	—	(81)	(81)	—	—	(81)
Interest expense	(36)	(7)	(6)	(19)	(6)	(2)	(2)	(29)	(13)	(19)	(139)	6	(100)	(233)
Current income taxes	(1)	(2)	(2)	—	(1)	—	—	—	—	—	(6)	—	(10)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(6)	(4)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Funds From Operations	104	39	27	62	60	2	4	30	33	(119)	242	—	—
Depreciation											(237)	13	(144)	(368)
Foreign exchange and financial instrument gain (loss)											—	—	48	48
Deferred income tax expense											35	—	(2)	33
Other											(173)	2	72	(99)
Share of earnings from equity-accounted investments											—	(15)	—	(15)
Net income attributable to non-controlling interests											—	—	26	26
Net income (loss) attributable to Unitholders(2)											$(133)	$—	$—	$(133)
(1)Share of earnings from equity-accounted investments of $5 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $57 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at March 31, 2022
Cash and cash equivalents	$45	$1	$47	$36	$80	$3	$11	$111	$38	$23	$395	$(29)	$368	$734
Property, plant and equipment	15,185	1,936	2,150	3,266	650	336	273	3,560	2,202	—	29,558	(1,174)	22,783	51,167
Total assets	16,461	2,153	2,433	3,667	858	352	354	4,101	2,566	57	33,002	(597)	25,976	58,381
Total borrowings	4,139	307	569	1,662	439	77	190	2,753	1,000	2,299	13,435	(372)	9,137	22,200
Other liabilities	4,517	96	693	774	216	18	45	762	234	461	7,816	(225)	4,132	11,723
For the three months ended March 31, 2022:
Additions to property, plant and equipment	17	8	1	5	1	8	—	54	7	—	101	(1)	315	415
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,322	1,833	2,277	3,665	842	292	342	3,746	2,500	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the three months ended March 31, 2021:
Additions to property, plant and equipment	26	15	29	23	62	—	—	21	15	1	192	(1)	100	291

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Hydroelectric
North America	$285	$271
Brazil	47	56
Colombia	305	227
	637	554
Wind
North America	164	178
Europe	77	68
Brazil	17	17
Asia	38	29
	296	292
Solar	142	123
Distributed generation, storage & other	61	51
Total	$1,136	$1,020
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	March 31, 2022	December 31, 2021
United States	$25,395	$24,596
Colombia	9,006	8,497
Canada	7,674	7,651
Brazil	4,508	3,860
Europe	4,135	4,440
Asia	1,572	1,495
Other	22	—
	$52,312	$50,539
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 33% for the three months ended March 31, 2022 (2021: 24%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net		(2)	(32)	—	—	(34)
Transfer from construction work-in-progress		4	91	5	—	100
Acquisitions through business combinations	2	—	—	21	—	21
Transfer to assets held for sale	3	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		(2)	—	—	—	(2)
Foreign exchange		911	106	(37)	17	997
Items recognized through net income:
Depreciation		(156)	(149)	(88)	(8)	(401)
As at March 31, 2022		$32,171	$9,131	$7,290	$197	$48,789

Construction work-in-progress
As at December 31, 2021		278	295	649	5	1,227
Additions, net		30	170	247	2	449
Transfer to property, plant and equipment		(4)	(91)	(5)	—	(100)
Acquisitions through business combinations	2	—	—	692	—	692
Items recognized through OCI:
Foreign exchange		18	9	83	—	110
As at March 31, 2022		$322	$383	$1,666	$7	$2,378
Total property, plant and equipment, at fair value
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
As at March 31, 2022(2)		$32,493	$9,514	$8,956	$204	$51,167
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $69 million (2021: $69 million) in hydroelectric, $172 million (2021: $174 million) in wind, $185 million (2021: $186 million) in solar, and $2 million (2021: $2 million) in other.

In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combination under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of an operating wind asset in China for a total capacity of 10 MW. The investment is accounted for as asset acquisition as it does not constitute business combinations under IFRS 3, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2022				December 31, 2021
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	N/A	5	$—	$—
Commercial paper	0.8	<1	120	120	N/A	N/A	—	—
Medium Term Notes:
Series 4 (C$150)	5.8	15	119	140	5.8	15	118	154
Series 9 (C$400)	3.8	3	320	322	3.8	3	317	334
Series 10 (C$500)	3.6	5	400	398	3.6	5	396	421
Series 11 (C$475)	4.3	7	380	388	4.3	7	376	419
Series 12 (C$475)	3.4	8	380	365	3.4	8	376	399
Series 13 (C$300)	4.3	28	240	238	4.3	28	237	275
Series 14 (C$425)	3.3	28	340	284	3.3	29	336	332
	3.9	12	2,179	2,135	3.9	13	2,156	2,334
Total corporate borrowings			2,299	$2,255			2,156	$2,334
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(10)
Less: Current portion			(120)				—
			$2,172				$2,149
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had $120 million commercial paper outstanding as at March 31, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	March 31, 2022	December 31, 2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(6)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(288)	(289)
Available portion of corporate credit facilities	$2,481	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable's corporate credit facilities of $1,975 million
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time,

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”) , Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”) . Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”) .
Effective January 1, 2022. Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at March 31, 2022, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	5.5	11	$8,792	$8,740	4.9	11	$8,541	$9,008
Wind	4.4	8	4,818	4,868	4.4	8	4,767	5,059
Solar	4.5	12	4,483	4,705	4.1	13	4,303	4,561
Distributed generation, storage & other	3.2	8	1,792	1,782	3.2	8	1,741	1,807
Total	4.8	10	$19,885	$20,095	4.5	10	$19,352	$20,435
Add: Unamortized premiums(3)			151				160
Less: Unamortized financing fees(3)			(128)				(132)
Less: Current portion			(2,562)				(1,818)
			$17,346				$17,562
(1)Includes $37 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $73 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding non-permanent financings, total weighted-average term is 11 years.

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at the applicable rate plus an average margin of 4.39% maturing in 2029 and 2037.
In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at the applicable base rate plus 3.25% maturing in 2032.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

In the first quarter of 2022, Brookfield Renewable completed a financing of R$150 million ($29 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.04% and matures February 2045.
In the first quarter of 2022, Brookfield Renewable completed a financing of CNY 835 million ($132 million) related to a wind portfolio in China. The debt, drawn in two tranches, bears a fixed interest rate of 4.9% and matures in 2037.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at the applicable interest rate plus 3.25% maturing in 2026.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2022	December 31, 2021
Participating non-controlling interests – in operating subsidiaries	$12,708	$12,303
General partnership interest in a holding subsidiary held by Brookfield	60	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,923	2,894
BEPC exchangeable shares	2,588	2,562
Preferred equity	619	613
Perpetual subordinated notes	592	592
	$19,490	$19,023

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$—	$974	$132	$2,442	$13	$776	$12,303
Net income (loss)	3	(31)	47	(3)	(10)	5	5	64	—	6	86
Other comprehensive income (loss)	1	42	155	45	(2)	10	—	159	1	(39)	372
Capital contributions	—	—	—	25	78	—	—	—	—	3	106
Distributions	(10)	(24)	(70)	—	—	(8)	(1)	(45)	—	(11)	(169)
Other	(1)	1	13	3	3	5	—	(5)	—	(9)	10
As at March 31, 2022	$678	$2,241	$3,763	$1,480	$69	$986	$136	$2,615	$14	$726	$12,708
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	74%	50%	25%	53%	0.3%	0.3% - 50%
`

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

General partnership interest in a holding subsidiary held by Brookfield,Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at March 31, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million were declared during the three months ended March 31 (2021: $20 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three months ended March 31, 2022, exchangeable shareholders of BEPC exchanged 3,341 BEPC exchangeable shares (2021: 3,609 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at March 31, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,227,065 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three months ended March 31, 2022 and 2021 .

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2022	2021
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	24	20
	25	21
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	63	59
BEPC exchangeable shares held by
Brookfield	15	12
External shareholders	40	40
Total BEPC exchangeable shares	55	52
	$143	$132
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2022	2021	March 31, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$1	$1	$136	$135
Series 2 (C$113)(1)	3.11	2.8	April 2025	1	1	63	62
Series 3 (C$249)	9.96	4.4	July 2024	2	2	198	197
Series 5 (C$103)	4.11	5.0	April 2018	1	1	82	81
Series 6 (C$175)	7.00	5.0	July 2018	2	2	140	138
	31.03			$7	$7	$619	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three months ended March 31, 2022, totaled $7 million (2021: $7 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. The were no repurchases of Class A Preference Shares during the three months ended March 31, 2022 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The interest expense on the perpetual subordinated notes during the three months ended March 31, 2022 of $7 million (2021: nil) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2021: $592 million) as at March 31, 2022.
Distributions paid during the three months ended March 31, 2022, totaled $4 million (2021: nil).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2022	2021	March 31, 2022	December 31, 2021
Series 5 (C$72)	—	5.59	April 2018	$—	$1	$—	$49
Series 7 (C$175)	7.00	5.50	January 2026	2	2	128	128
Series 9 (C$200)(1)	—	5.75	July 2021	—	2	—	—
Series 11 (C$250)	10.00	5.00	April 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	April 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	April 2024	2	2	126	126
Series 17 ($200)	8.00	5.25	March 2025	3	3	195	195
	42.00			$11	$14	$832	$881
(1)In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
Distributions paid during the three months ended March 31, 2022, totaled $11 million (2021: $14 million).
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2022.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at March 31, 2022, 275,156,471 LP units were outstanding (December 31, 2021: 275,084,265 LP units) including 68,749,416 LP units (December 31, 2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2022, 68,865 LP units (2021: 41,810 LP units) were issued under the distribution reinvestment plan at a total cost of $3 million (2021: $2 million).
During the three months ended March 31, 2022, exchangeable shareholders of BEPC exchanged 3,341 exchangeable shares (2021: 3,609 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
As at March 31, 2022, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at March 31, 2022.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2022.
Distributions
The composition of distributions for the three months ended March 31 are presented in the following table:

	Three months ended March 31
(MILLIONS)	2022	2021
Brookfield	$23	$21
External LP unitholders	68	63
	$91	$84
In February 2022, Unitholder distributions were increased to $1.28 per LP unit on an annualized basis, an increase of 5% per LP unit, which took effect with the distribution paid in March 2022.
Distributions paid during the three months ended March 31, 2022 totaled $89 million (2021: $84 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		966
Acquired through acquisition	3	264
Foreign exchange		36
Balance, as at March 31, 2022		$1,266
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2022:

(MILLIONS)	March 31, 2022
Balance, beginning of year	$1,107
Investment	20
Share of net income	19
Share of other comprehensive income	22
Dividends received	(19)
Foreign exchange translation and other	(4)
Balance, end of year	$1,145
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Cash	$577	$759
Short-term deposits	157	5
	$734	$764

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Operations	$152	$167
Credit obligations	140	95
Capital expenditures and development projects	44	50
Total	336	312
Less: non-current	(61)	(51)
Current	$275	$261
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Trade receivables	$640	$629
Collateral deposits(1)	539	434
Prepaids and other	116	354
Inventory	68	31
Income tax receivable	19	39
Current portion of contract asset	59	57
Other short-term receivables	192	139
	$1,633	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2022	December 31, 2021
Operating accrued liabilities	$259	$312
Accounts payable	165	208
Interest payable on borrowings	122	116
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	56	54
Current portion of lease liabilities	29	30
Other	92	59
	$723	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest COP 153 billion ($40 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a portfolio of solar development projects in the United States for a total installed capacity of approximately 473 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The first of three projects is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2022	December 31, 2021
Brookfield Renewable along with institutional investors	$98	$98
Brookfield Renewable's subsidiaries	990	950
	$1,088	$1,048
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable base interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $150 million funds placed on deposit with Brookfield Renewable as at March 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three months ended March 31, 2022 totaled less than $1 million (2021:$1 million).
During the quarter, Brookfield Global Transition Fund (“BGTF”), indirectly through a subsidiary consolidated by Brookfield Renewable, borrowed in the normal course $799 million from the BGTF subscription credit facility to fund growth. The draws are expected to be fully repaid subsequent to capital contributions from Brookfield Renewable and its institutional partners in BGTF. As at March 31, 2022, the balance is classified as Due to related parties on the consolidated statements of financial position. Brookfield Renewable is expected to hold an approximately 20% economic interest in BGTF alongside institutional investors.
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income (loss):

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues
Power purchase and revenue agreements	$13	$61
Direct operating costs
Energy purchases	$—	$(2)
Energy marketing fee & other services	(3)	(2)
Insurance services(1)	—	(6)
	$(3)	$(10)
Interest expense
Borrowings	$—	$(1)
Contract balance accretion	$(6)	$(5)
	$(6)	$(6)
Other related party services	$(1)	$(1)
Management service costs	$(76)	$(81)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2022
Current assets	$54	$424	$2,208	$1,105	$2,905	$(3,774)	$2,922
Long-term assets	4,973	261	4	33,831	55,367	(38,990)	55,446
Current liabilities	50	7	32	7,967	4,487	(7,489)	5,054
Long-term liabilities	—	—	2,172	—	26,710	—	28,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,708	—	12,708
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,923	—	—	2,923
BEPC exchangeable shares	—	—	—	—	2,588	—	2,588
Preferred equity	—	619	—	—	—	—	619
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	833	—	—	841	—	(842)	832
As at December 31, 2021
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended March 31, 2022
Revenues	$—	$—	$—	$—	$1,136	$—	$1,136
Net income (loss)	(33)	—	(3)	(283)	175	177	33
Three months ended March 31, 2021
Revenues	$—	$—	$—	$—	$1,020	$—	$1,020
Net income (loss)	(52)	—	(1)	(312)	136	174	(55)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, committed to invest C$300 million (approximately $236 million and $47 million net to Brookfield Renewable) into a North American leader of carbon capture and storage solution through a convertible security.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the subscription of additional shares in Polenergia for PLN 515 million ($122 million and $10 million net to Brookfield Renewable) which increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2022

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2021 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN